Filed pursuant to Rule 424(b)(5)
Registration No. 333-279348

PROSPECTUS SUPPLEMENT
(To Prospectus Supplements Dated May 20, 2024, July 19, 2024, July 26, 2024 and December 20, 2024, to Prospectus Dated May 16, 2024)
GRI BIO, INC.
Up to $1,670,956
Common Stock
This prospectus supplement amends, supplements, and supersedes certain information contained in the prospectus supplement dated May 20, 2024, and its accompanying prospectus dated May 16, 2024, as supplemented by our prospectus supplements dated July 19, 2024, July 26, 2024 and December 20, 2024 (collectively, the “Prior Prospectuses”), relating to the offer and sale of our common stock, par value $0.0001 per share (the “Common Stock”) through H.C. Wainwright & Co., LLC (“Wainwright”), as sales agent, in “at the market offerings” as defined in Rule 415 promulgated under the Securities Act of 1933, as amended, pursuant to the At the Market Offering Agreement with Wainwright dated as of May 20, 2024 (the “Sales Agreement”).
As of May 5, 2025, the aggregate market value of our outstanding Common Stock held by non-affiliates (the “public float”) calculated for purposes of General Instruction I.B.6 of Form S-3, was approximately $15.8 million based on 1,914,246 shares of outstanding Common Stock as of May 5, 2025, of which 471 shares were held by affiliates, and a price of $8.27 per share, which was the price at which our Common Stock was last sold on the Nasdaq Capital Market on March 21, 2025.
We have sold an aggregate of approximately $3,604,683 of shares of Common Stock pursuant to General Instruction I.B.6 of Form S-3 during the prior 12-calendar month period that ends on and includes the date of this prospectus supplement.
We are filing this prospectus supplement to amend the Prior Prospectuses to update the amount of shares we are eligible to sell pursuant to such prospectus. We are increasing the amount of shares of Common Stock we may offer and sell under the Sales Agreement to an aggregate offering price of up to $1,670,956 from time to time through Wainwright, which does not include the shares of Common Stock having an aggregate gross sales price of approximately $3,604,683 that were sold pursuant to the Prior Prospectuses to date. Pursuant to General Instruction I.B.6 of Form S-3, in no event will we sell securities in a public primary offering with a value exceeding one-third of our public float in any 12-month calendar period so long as our public float remains below $75.0 million. In the event that we may sell additional amounts under the Sales Agreement, we will file another prospectus supplement prior to making such additional sales.
Our Common Stock is listed on the Nasdaq Capital Market under the symbol “GRI”. On May 2, 2024, the last reported sale price of our Common Stock on the Nasdaq Capital Market was $2.10 per share.
Investing in our securities involves a high degree of risk. You should review carefully the risks and uncertainties under the heading “Risk Factors” on page 5 of the prospectus dated

May 16, 2024, on page S-7 of the prospectus supplement filed on May 20, 2024, and the other documents that are incorporated by reference to this prospectus supplement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.
H.C. Wainwright & Co.
The date of this prospectus supplement is May 5, 2025